UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

Peace Arch® Entertainment Selected to Premiere Two New Films

at 2007 Sundance Film Festival

 INVITATION TO SCREEN “CHAPTER 27” AND “DELIRIOUS” AT NORTH AMERICA’S

TOP INDEPENDENT MOVIE SHOWCASE CAPS YEAR OF SUCCESSFUL RESTRUCTURING

Toronto – December 1, 2006 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film, television and home entertainment company, has been invited to premiere two of the company’s recently completed films, “Chapter 27” and “Delirious,” at the prestigious Sundance Film Festival.

Held this year from January 18 - 28, 2007, in and around Park City, Utah, Sundance is the most influential North American showcase for US and international independent film. Invitations to screen at Sundance are highly coveted, as many of the most successful and critically acclaimed independent films each year are premiered there.

“The opportunity to premiere not just one but two of our films at Sundance following the fiscal 2006 restructuring of our business operations illustrates the strength of our corporate vision,” said Peace Arch Entertainment President John Flock.  “The selection of these two films by Sundance is a noteworthy validation of our strategy to produce and acquire a wide variety of top-quality television and DVD premieres, supplemented by a smaller number of highly regarded festival films and event television programming.”

Mr. Flock added, “We congratulate the cast and crew of both projects and all the members of the Peace Arch team who contributed to their success and we are confident that these films will entertain both the festival’s audiences in January and the movie-going public in 2007.”

“Chapter 27” will have its world premiere in Sundance’s elite Premieres Program, which showcases the diversity of contemporary cinema.

Starring Jared Leto (“Requiem For A Dream” “Panic Room”) as Mark David Chapman, along with Lindsay Lohan and Judah Friedlander, “Chapter 27” portrays Chapman’s mental collapse as his demons win over and persuade him to shoot rock icon John Lennon.  “Chapter 27” was directed by first-time director Jarrett Schaefer, and produced by Bob Salerno (“21 Grams” “All The Pretty Horses” “Delirious”), Naomi Despres (“High Crimes” “Savior”) and Alexandra Milchan (“Goodbye Lover”).

“Delirious” will have its North American premiere in Sundance’s exclusive Spectrum Program, which pays tribute to the abundance of compelling voices and the creative spirit of independent filmmaking.

“Delirious” had its world premiere at the 54th Annual San Sebastian International Film Festival in Spain, where it received three sought-after prizes.  Writer-director Tom DiCillo (“Living In Oblivion” “Double Whammy” “The Real Blonde”) earned both the Silver Shell for Best Director and the Jury Prize for Best Screenplay, and the film also received the SIGNIS Award from the festival’s global jury.

“Delirious” stars Independent Spirit Award-winner and Golden Globe® Award and Emmy® Award-nominee Steve Buscemi (“Fargo” “Big Fish” “The Big Lebowski”), Young Hollywood Award and Hollywood Film Festival Best Actress Award-winner Alison Lohman (“Flicka” “Matchstick Men”), Michael Pitt (“Silk” “Last Days”), MTV Movie Award-nominee Gina Gershon (“Bound” “Man About Town”) and world renowned musician Elvis Costello playing himself.  The picture was produced by Independent Spirit Award-winner Bob Salerno (“21 Grams” “All The Pretty Horses” “Chapter 27”).

In "Delirious" Steve Buscemi plays a celebrity photographer who befriends a young homeless man (Michael Pitt) who aspires to be an actor.  Alison Lohman plays the starlet of the moment whose romantic interest in Pitt's character creates a wedge between the two unlikely friends.

“Chapter 27” and “Delirious” are among the more than 20 feature film, television and DVD productions that Peace Arch Entertainment produced or acquired over the past 12 months, including the romantic comedy “Watching The Detectives” starring Golden Globe® Award-nominated Cillian Murphy (“Breakfast on Pluto”) and two-time Screen Actors Guild® Award-winning Lucy Liu (“Charlie’s Angels” 1 & 2); the psychological drama “Guantanamero” starring Rupert Evans (“Hellboy”) and Screen Actors Guild Award-winning Sir Derek Jacobi (“Gladiator”); and the ten-hour event television series “The Tudors” starring Golden Globe Award-winning Jonathan Rhys Meyers (“Match Point”), Henry Czerny (“Mission Impossible”) and Golden Globe Award-nominated Sam Neill (“Jurassic Park”).

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Roy Bodner

Vice President Public Relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

Or

Financial Communications

Trilogy Capital Partners

Paul Karon

800.592.6067 or paul@trilogy-capital.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 1, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.